Exhibit 8.2

[Letterhead of Norton Rose Fulbright Canada LLP]

December 10, 2015

Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, ON  M5T 2J5

Dear Sirs/Mesdames:

Senior Global Medium-Term Notes, Series G

We have acted as Canadian tax counsel to Royal Bank of Canada (RBC) in connection with the issuance by RBC of its Senior Global Medium-Term Notes, Series G - U.S. $1,250,000,000 aggregate principal amount of 2.000% Senior Notes due December 10, 2018 and U.S. $250,000,000 aggregate principal amount of Senior Floating Rate Notes due December 10, 2018 (collectively, the Offered Securities).  We hereby confirm to you that the statements of Canadian tax law set forth under the heading "Canadian Federal Income Tax Considerations" in the Pricing Supplements relating to the Offered Securities, each dated December 3, 2015, are accurate in all material respects subject to the limitations and qualifications therein.

We hereby consent to the filing of this opinion as an exhibit to the Bank’s Report of Foreign Private Issuer on Form 6-K and to the reference to us under the heading "Canadian Federal Income Tax Considerations" in the Pricing Supplements referred to above.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Yours truly,

/s/ Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.